Human Resources Employee Benefits Filed by Bank of the Ozarks, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Bank of the Ozarks, Inc. Commission File No.: 000-22759

Two Premier Arkansas Banks are Joining

BANK of the OZARKS®

Summit Bank

Bella Vista
Bentonville
Rogers
Fayetteville
Springdale
Harrison
Mountain Home
Bellefonte
Yellville
Western Grove
Jasper
Marshall
Clinton
Mulberry
Alma
Ozark
Altus
Clarksville
Van Buren
Paris
Ft. Smith
Russellville
Conway
Sherwood
Maumelle
North Little Rock
Cabot
Lonoke
Hot Springs
Hot Springs Village
Little Rock
Bryant
Benton
Malvern
Arkadelphia
Hope
Texarkana
Magnolia

ARKANSAS OFFICES

Bank of the Ozarks	66
Summit Bank	24
Total Arkansas Offices:	90

California
Los
Angeles
OZRK Offices
Summit Offices
OZRK Planned Offices
(including OmniBank)
Texas
Alabama
Georgia
South Carolina
North Carolina
Florida
New York
Little Rock
Austin
Dallas
Texarkana
Dawsonville
Cartersville
Atlanta
Dallas
Valdosta
Bainbridge
Brunswick
Savannah
Bluffton
Wilmington
Charlotte
Shelby
Mobile
Geneva
Bradenton
Palmetto
Ocala
San Antonio
Houston
Arkansas
New York
A Powerful Regional Franchise
with more offices on the way
Offices By State:
Arkansas 90
Georgia 28
Texas 21
North Carolina 16
Florida 5
Alabama 3
South Carolina 1
New York 1
California 1
TOTAL 166

BANK of the OZARKS® Bringing Together Traditions of Excellence Summit Bank

To be the best banking organization
in each of the markets we serve as determined by our
Customers, Shareholders,
EMPLOYEES
EMPLOYEES and Regulators.
We strive to be the best bank for our employees by providing favorable compensation and benefits, opportunities for growth and advancement, a share in the success of the company, and a positive workplace and culture.
Our Mission:

BANK of the OZARKS® Bringing Together Traditions of Excellence Summit Bank

At the time of the merger, employees will retain
their current hire/rehire date with Summit Bank.
.
This hire date is used for determining  vacation
and sick leave accrual for eligible employees.
What will be my hire date with Bank of the Ozarks?

We will review and assign titles that are representative of the titles held by employees at Bank of the Ozarks. Will my title be the same with Bank of the Ozarks?

BANK of the OZARKS® Bringing Together Traditions of Excellence Summit Bank

•
Regular Full-time and Regular Part-time
•
Exempt (Salaried), Non-exempt (Hourly) and
Salaried Non-exempt
•
Officer and Non-officer
We will review and assign pay classifications based
on the following employee type designations:
Will my Classification be the same with
Bank of the Ozarks?

BANK of the OZARKS® Bringing Together Traditions of Excellence Summit Bank

Bank of the Ozarks has 26 bi-weekly payrolls each year.
Example:  Pay period begins Sunday, April 13, 2014 and
ends Saturday, April 26, 2014.  All time worked during this
period will be paid on Friday, May 2, 2014.
Anticipate a change in the timing of payroll deposits
and how this may affect mortgage, utility or other
automatic draft payments.
Important Payroll Information

BANK of the OZARKS® Bringing Together Traditions of Excellence Summit Bank

Your unused vacation with Summit Bank will carry over for use during 2014.  Time not taken by year end will be forfeited. *
Beginning 1/1/2015:
Bank of the Ozarks employees accrue vacation leave on January
1
st
based on the schedule below:
Will I be eligible for paid vacation time?
Non-Officer Vacation
*Vacation must be scheduled with your supervisor and may not interfere with the efficient operation of the Bank.
•
1-6 years of service – 2 weeks paid vacation
•
7+ years of service – 3 weeks paid vacation
Officer Vacation
•
1-6 years of service- 3 weeks paid vacation
•
7+ years of service- 4 weeks paid vacation

BANK of the OZARKS® Bringing Together Traditions of Excellence Summit Bank

Bank of the Ozarks’ employees accrue sick leave hours
each month based on seniority.
Your hire/rehire date with Summit Bank will be used to
determine this monthly accrual.
Bank of the Ozarks employees may carry over up to 45 days of sick leave.  Summit Bank employees will be allowed to carry over up to 30 days of sick leave to Bank of the Ozarks.
•
1-5 years service – 4 hours per month
•
5-10 years service – 8 hours per month
•
10+ years service – 12 hours per month
Will I be eligible for paid sick leave?

BANK of the OZARKS® Bringing Together Traditions of Excellence Summit Bank

Remaining Bank Holiday Observances for Calendar Year 2014
Optional Holiday
Full-time employees are granted two (2) optional holidays at the beginning of each calendar year for use at the employee’s discretion.
What Holidays does Bank of the Ozarks Observe?
Memorial Day Monday, May 26 Closed
Independence Day Friday, July 4 Closed
Labor Day Monday, September 1 Closed
*Columbus Day Monday, October 13 Open
Veteran’s Day Tuesday, November 11 Closed
Thanksgiving Thursday, November 27 Closed
Christmas Thursday, December 25 Closed

BANK of the OZARKS® Bringing Together Traditions of Excellence Summit Bank

•
Company Match 100% up to the first 3% of employee contribution
•
Company Match 50% from 4-5% of employee contribution
•
Online and Employee self-directed account access
•
Company Match is 100% vested
Any Bank of the Ozarks employee who has worked for 1 hour is eligible to contribute and participate in Bank of the Ozarks’ Safe
Harbor 401(k) program.
Your current plan will terminate at or near the
close of the transaction.
Bank of the Ozarks does allow and accept rollovers
from a previous employer’s plan.
What will happen to my 401(k)?

Arkansas BlueCross BlueShield

BANK of the OZARKS® Bringing Together Traditions of Excellence Summit Bank

coverage for Medical and Dental and other supplemental plans.
(There should be no lapse in coverage for you or your covered dependents)
What about Medical and Supplemental benefits?
Arkansas Blue Cross and Blue Shield: Health Advantage /National Plan HSA
High Deductible Health Plan 503X
•
No Co-pay for office visit or prescriptions
•
All covered services are subject to deductible except for preventive health services
•
Office visits are still discounted through the BCBS claims and adjustment process.
•
Calendar Year Deductible:
•
$3,000 Employee Only Plan- $6,000 Family (In-Network)- $6,000 family aggregated
•
Maximum  annual out of pocket:
•
Employee: $3,000  -Family: $6,000  (In-Network)
•
Preventive Health Service (wellness) covered at 100%.  See Plan Summary for allowed coverage
•
No Co-Pay for Routine Vision Exam (Specialist) – one visit per member every 2 years
•
Pharmacy/Allergy Services subject to deductible
•
May be supplemented by a Health Savings Account (HSA) or Flexible Spending Account (FSA)
BANK OF THE OZARKS Employee Empl/Spouse Empl/Children Family
Employee Pays Per Pay Period: $  33.42 $ 77.06 $ 64.19 $ 113.17
SUMMIT BCBS Health Advantage POS
Employee Pays Per Pay Period: $  29.82 $ 82.63 $ 71.57 $ 189.92
Bank of the Ozarks will provide a Special Open Enrollment Period for you to elect

Arkansas BlueCross BlueShield

BANK of the OZARKS® Bringing Together Traditions of Excellence Summit Bank

Dental Coverage
DentalBlue Plan IV with Arkansas Blue Cross and Blue Shield
Provides dental coverage for preventive, basic and major services for you and your covered dependents.  Orthodontia is provided for dependent child(ren) under the age of nineteen.
•
Diagnostic and Preventive Services, such as routine exams, x-rays, and fluoride treatments covered at
100% reasonable and customary with no deductible
•
Basic Services, such as basic restorative, endodontics, simple extractions, nonsurgical periodontics and oral surgery covered at 80% U.C.R. after deductible
•
Major Services, such as surgical periodontics, inlays, onlays, crowns, fixed prosthetics, and removable prosthetics covered at 50% after deductible
•
Orthodontic Services for eligible dependent children under age 19. Includes diagnostic, active, and retention treatment. Orthodontic Lifetime Maximum: $1,000 per Eligible Member
•
Annual Deductible: $50.00 per Calendar Year per Member
•
Family Deductible: Once each of 3 family members has met the calendar year deductible no further deductible will be required for the balance of the calendar year
•
Annual Maximum: $1,000 per Calendar Year per Member
•
Maximum Rollover: Allows a portion of unused calendar year maximum to “roll over” to the next calendar year
BANK OF THE OZARKS Employee Empl/Spouse Empl/Children Family
Employee Pays Per Pay Period: $  3.20 $ 13.68 $  10.58 $ 22.40
SUMMIT BCBS Dental
Employee Pays Per Pay Period: $  2.58 $ 15.50 $ 12.92 $ 27.14

COMPASS

BANK of the OZARKS® Bringing Together Traditions of Excellence Summit Bank

•
Unlimited access to a healthcare expert
•
Unbiased doctor recommendations
•
Hospital cost and quality information
•
Straight answers about your benefits
•
Bill reconciliation
•
Prescription support
Professional Healthcare Services
Your personal healthcare advisor, available to help
you understand and manage your healthcare
benefits.
Additional Medical Benefits
This service is provided at no cost to plan participants.

DATAPATH

BANK of the OZARKS® Bringing Together Traditions of Excellence Summit Bank

Bank of the Ozarks will provide a Special Open Enrollment
Period for you to elect coverage for HSA/FSA contributions.
Health Savings Account/Flexible Spending Account
Health Savings Accounts (HSA)
Administered by Datapath
Administrative
Services, Inc. (DPAS)
• You must be enrolled in the Health Advantage HSA High
Deductible Plan 503X to take advantage of the Health Savings
Account benefit.
• The IRS limits for 2014 are: Under age
55-
$3,300 Individual and
$6,550 Family. Over 55- $4,300 Individual and $7,550 Family.
(Limit includes additional $1,000 “catch-up” contribution)
• Deposit tax-free and accumulate tax-free contributions
• The HSA pays for qualified and routine medical expenses including doctor visits, therapy, vision care, dental care and prescriptions
• Unused funds roll over from year to year and earn tax-free interest- No use it or lose it rule
• This is a personal investment or checking account
• The mySourceCard debit card offered for instant fund availability.
No waiting for reimbursement!
• Cost to employee: $3.00/mo fee for Health Savings Account.
Deducted directly from Health Savings Account
• No fee for the mySourceCard
HSA Highlights:

Flexible Spending Accounts (FSA)
Administered by Datapath
Administrative
Services, Inc. (DPAS)
FSA Highlights:
Health Savings Account/Flexible Spending Account
•
Due to Health Care Reform, the Flexible Spending Account
limit will be $2,500 effective January 1, 2014.
•
Ability to pay up to $5,000 in Childcare Expenses with
Pre-Tax Dollars
•
Direct Deposit of Reimbursed Expenses processed on a
weekly basis
•
The mySourceCard debit card offered for instant fund
availability. No waiting for reimbursement!
•
Cost to Employee: No Fee for Medical and/or Dental
Premiums.  $3.00/ Month for Childcare and/or
Unreimbursed Medical Accounts. Payroll deducted on a
pre-tax basis
No fee for the mySourceCard
•
Participants have until March 15, 2015 to spend the 2014
contributions on eligible expenses.
*A Limited-Purpose FSA (Vision/Dental) may be elected with the
HSA.

Lincoln Financial Group®

BANK of the OZARKS® Bringing Together Traditions of Excellence Summit Bank

Bank Paid Benefits
•
Bank of the Ozarks pays the premium for a basic life policy for regular full-time employees.  The life benefit is for 1.5 times the employees annual wage with a maximum benefit of $50,000.
•
Bank of the Ozarks pays the premium on a Long-term Disability benefit for regular full-time employees.
Optional Benefits
•
Optional coverage: Voluntary Life for employee, spouse, child(ren)
•
Optional Short Term Disability
•
125 Cafeteria Plan
Supplemental Benefits

This document contains certain forward-looking information about the Company that is intended to be covered by the safe harbor for “forward-looking statements”
provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,”
“predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. These forward-looking statements include, without limitation, statements relating to the terms and closing of the proposed transaction with Summit, acceptance by Summit’s customers of the Company’s products and services, the opportunities to enhance market share in certain markets, market acceptance of the Company generally in new markets, expected cost savings and merger related costs, and the integration of Summit’s operations. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about the Company. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of the Company. Forward-looking statements speak only as of the date they are made and the Company assumes no duty to update such statements. In addition to factors previously disclosed in reports filed by the
Company with the SEC, additional risks and uncertainties may include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Summit’s operations with those of the Company will be materially delayed or will be more costly or difficult than expected; the inability to complete the merger due to the failure of Summit’s shareholders to adopt the merger agreement; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed merger to close for any other reason; the effect of the announcement of the merger on customer relationships and operating results; dilution caused by the Company’s issuance of additional shares of its common stock in connection with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and general competitive, economic, political and market conditions and fluctuations.
Forward Looking Information
ADDITIONAL INFORMATION
The Company intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) to register the Company’s shares that will be issued to Summit’s shareholders in connection with the transaction.  The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger transaction involving the Company and Summit.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE
REGISTRATION STATEMENT, JOINT PROXY/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH
THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT
INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at
http://www.sec.gov.
Investors and security holders may also obtain free copies of the documents filed with the
SEC by the Company at the Company’s website at
http://www.bankozarks.com,
Investor Relations, or by contacting Susan Blair at (501) 978-2217.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.